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                                                                       Exhibit Q

Contact: Tom Crane
         (973) 455-4732

          Hart-Scott-Rodino Waiting Period Expires For AlliedSignal's
                      Acquisition Of TriStar Aerospace Co.

        MORRIS TOWNSHIP, N.J. and DALLAS, Nov. 22, 1999-- AlliedSignal Inc. (NYSE: ALD) and TriStar Aerospace Co. (NYSE: TSX) said today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, applicable to AlliedSignal's previously announced tender offer for all of the outstanding shares of TriStar common stock, par value $0.01 per share, has expired.

        Neither the Federal Trade Commission nor the Antitrust Division of the U.S. Department of Justice has requested additional information in connection with the transaction. As a result, the companies said that the condition of the tender offer relating to the expiration of the applicable Hart-Scott-Rodino waiting period has been satisfied.

        On November 5, 1999, AlliedSignal commenced a cash tender offer of $9.50 per share for all issued and outstanding shares of common stock of TriStar. The tender offer, which is being made pursuant to an Agreement and Plan of Merger dated as of Sunday, October 31, 1999, is scheduled to expire at 12:00 midnight, New York City time, on Monday, December 6, 1999, unless extended. Following the consummation of the tender offer, AlliedSignal intends to complete a merger to acquire any shares of TriStar common




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stock that are not tendered in the offer. The two companies expect to complete the acquisition in December 1999.

        The Bank of New York is acting as depository and Georgeson Shareholder Communications Inc. is acting as information agent for the tender offer.

        This news release does not constitute an offer to purchase any securities, nor solicitation of a proxy, consent or authorization for or with respect to a meeting of the shareowners of AlliedSignal Inc. or TriStar Aerospace Co. or any action in lieu of a meeting. Any solicitations will be made only pursuant to separate materials in compliance with the requirements of applicable federal and state securities laws.

        TriStar, headquartered in Dallas, Texas, is a leading provider of fasteners, fastening systems and related hardware to the aerospace industry. It also provides just-in-time and automatic parts replenishment and other customized inventory management services.

        A11iedSignal Aerospace, a US$7.5-billion unit of AlliedSignal Inc., is the largest supplier of aircraft engines, equipment, systems and services for commercial transport, regional, general aviation and military aircraft.

        AlliedSignal Inc. is an advanced technology and manufacturing company serving customers worldwide with aerospace products and services, automotive products, plastics, chemicals, fibers and advanced materials. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. The company employs 70,400 people in some 40 countries. Additional information on the company is available on the World Wide Web at http://www.alliedsignal.com.

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 This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.
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